Exhibit 2.3

MANAGEMENT DISCUSSION AND ANALYSIS
OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE MONTHS ENDED

MARCH 31, 2013 AND 2012

DATED: MAY 8, 2013

TABLE OF CONTENTS

PART I

Basis of Presentation	1
Forward-Looking Disclaimer	1
Explanation of Non-GAAP Measures Used in this Document	1
Accounting Changes	2
Overview of the Business	2
Business Environment	2
Strategy	3
Significant Events During 2013	4

PART II

Key Performance Drivers and Indicators	5
Property and Corporate Performance 2013 and 2012	7
Outlook	14

PART III

Summary of Selected Quarterly Performance	16

PART IV

Operating Liquidity and Working Capital	17
Capital Resources, Equity and Debt Activities	17
Commitments and Contingent Liabilities	20

PART V

Risks and Uncertainties	21

PART VI

Related Party Transactions	22
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting	24
Critical Accounting Policies	24
Future Accounting Policy Changes	25
Additional Information	25

Appendix A

Properties of the Company	26

PART I

BASIS OF PRESENTATION

Financial information included in this Management Discussion and Analysis (“MD&A”) includes material information up to May 8, 2013.   Financial information provided has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A has been reviewed and approved by management of the Company and the Audit Committee on behalf of the Board of Directors.

FORWARD-LOOKING DISCLAIMER

Management’s Discussion and Analysis (“MD&A”) of the consolidated financial position and the results of operations of Plazacorp Retail Properties Ltd. (hereinafter referred to as “Plazacorp” or the “Company”) for the three months ended March 31, 2013 should be read in conjunction with the Company’s Condensed Interim Consolidated Financial Statements and the notes thereto for the three months ended March 31, 2013 and 2012, along with the MD&A for the year ended December 31, 2012, including the section on “Risks and Uncertainties”. Historical results, including trends which might appear, should not be taken as indicative of future operations or results.

Certain information contained in this MD&A contains forward-looking statements, based on the Company’s estimates and assumptions, which are subject to risks and uncertainties. This may cause the actual results and performance of the Company to differ materially from the forward-looking statements contained in this MD&A.  Such factors include, but are not limited to, economic, capital market, and competitive real estate conditions.  These forward-looking statements are made as of May 8, 2013 and Plazacorp assumes no obligation to update or revise them to reflect new events or circumstances, except for forward-looking information disclosed in a prior MD&A which, in light of intervening events, required further explanation to avoid being misleading.

EXPLANATION OF NON-GAAP MEASURES USED IN THIS DOCUMENT

Funds from Operations (FFO) is not an IFRS financial measure.  FFO is an industry measure and its calculation is prescribed in publications of the Real Property Association of Canada (REALpac).  FFO as calculated by Plazacorp may not be comparable to similar titled measures reported by other entities.  FFO is an industry standard widely used for measuring operating performance and is exclusive of unrealized changes in the fair value of investment properties, deferred income taxes and gains or losses on property dispositions. Plazacorp considers FFO a meaningful additional measure as it adjusts for certain non-cash items that do not necessarily provide an accurate picture of a company’s past or recurring performance.  It more reliably shows the impact on operations of trends in occupancy levels, rental rates, net property operating income and interest costs compared to profit determined in accordance with IFRS.  As well, FFO allows some comparability amongst different real estate entities that have adopted different accounting with respect to investment properties (some entities use the cost model and some entities use the fair value model to account for investment properties).

Adjusted Funds From Operations (AFFO) is an industry measure widely used to help evaluate dividend or distribution capacity.  AFFO as calculated by Plazacorp may not be comparable to similar titled measures reported by other entities. AFFO primarily adjusts FFO for non-cash revenues and expenses and operating capital and leasing requirements that must be made merely to preserve the existing rental stream.   Most of these maintenance capital expenditures would normally be considered investing activities in the statement of cash flows.   Capital expenditures which generate a new investment or revenue stream, such as the development of a new property or the construction of a new retail pad during property expansion or intensification would not be considered as maintenance capital expenditures and would not be included in determining AFFO.

Net Property Operating Income (NOI) is an industry measure in widespread use.  NOI as calculated by Plazacorp may not be comparable to similar titled measures reported by other entities.   Plazacorp considers NOI a meaningful additional measure of operating performance of property assets, prior to financing considerations.  Its calculation is total property revenues less total property operating costs, including operating ground rents.   It is used primarily for performance comparison of assets held over the entire reporting period of the financial statements and this MD&A.

Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) is not an IFRS financial measure. EBITDA, as calculated by Plazacorp, may not be comparable to similarly titled measures reported by other entities. EBITDA is used in calculations that measure the Company’s ability to service debt.  Its calculation is profit before finance costs, income tax expense, gains/losses on property dispositions, unrealized change from fair value adjustments and net revaluation of interest rate swaps.

FFO, AFFO, NOI and EBITDA are not defined by IFRS, and therefore should not be considered as alternatives to profit or cash flow from operating activities calculated in accordance with IFRS.

ACCOUNTING CHANGES

Effective January 1, 2013, the Company implemented a new accounting standard issued - IFRS 11, “Joint Arrangements”. The new standard required the Company to evaluate its interests in joint arrangements.   Based on the evaluation, the Company determined that a number of its joint arrangements are considered “joint ventures” under the new standard and have therefore now been accounted for using the equity method instead of proportionate consolidation.  Prior periods have been restated for this change in accounting policy in accordance with the requirements of the new standard.  As a result of this new standard, approximately $26.3 million of gross assets and approximately $14.2 million of gross liabilities were reclassified and netted to investments on the statement of financial position at December 31, 2012.  There was no impact to net income, however, certain revenues and expenses had to be reclassified and recorded as share of profit of associates. Comparative discussions throughout this MD&A have been restated for this change in accounting policy.

OVERVIEW OF THE BUSINESS

Plazacorp was incorporated on February 2, 1999 and commenced trading on the TSX Venture Exchange (PLZ) on July 30, 1999.  On December 11, 2002 after receipt of shareholder and regulatory approval, Plazacorp filed articles of amendment to convert to a mutual fund corporation and retains that status.  Headquartered in Fredericton, New Brunswick, Plazacorp acquires, develops and redevelops unenclosed and enclosed retail real estate generally throughout Atlantic Canada, Quebec and Ontario, which are predominantly occupied by national tenants.  The Company’s portfolio at March 31, 2013 includes interests in 118 properties totaling 5.2 million square feet and additional lands held for development.   These include properties directly held by Plazacorp, its subsidiaries and through joint ventures.

Summary of Properties

	Number of Properties March 31, 2013(1)	Gross Leasable Area (sq. ft.) March 31, 2013(1) (2)	Number of Properties March 31, 2012(1)	Gross Leasable Area (sq. ft.) March 31, 2012(1) (2)

Newfoundland and Labrador	10	621,726	10	609,361
New Brunswick	38	1,576,554	36	1,553,206
Nova Scotia	23	1,070,873	22	1,008,540
Ontario	14	259,908	14	259,087
Prince Edward Island	8	425,361	7	429,745
Quebec	25	1,212,167	25	1,210,408
Total	118	5,166,589	114	5,070,347

(1)      Includes properties under development and non-consolidated investments.

(2)      At 100%, regardless of the Company’s ownership interest in the properties

Plazacorp intends to focus its investments on retail real estate in Canada and expects that unenclosed single tenant and multi- tenant retail centres in primary, secondary or tertiary markets in Central and Eastern Canada will constitute the majority of its acquisition and development activity over the near to medium term.

BUSINESS ENVIRONMENT

The principal regions in which we operate continue to exhibit stability in retailer demand for space and in consumer spending. Our strategy is to develop or acquire properties tenanted primarily by national retailers, with a focus on retailers in the consumer staples market segment.  Our execution of this strategy has produced a portfolio that is currently approximately 90% occupied by national retailers, providing investors with stable cash flow.

Yearly Dividend Growth

Year	2003	2004	2005	2006	2007	2008	2009	2010	2011	Aug 2011	2012	2013
Dividend per share annually	8.0¢	8.75¢	10.5¢	12.5¢	15.0¢	17.5¢	18.5¢	19.25¢	20.25¢	21.0¢	21.5¢	22.5¢
Percentage increase	n/a	9.4%	20.0%	19.0%	20.0%	16.7%	5.7%	4.1%	5.2%	3.7%	2.4%	4.7%

Plazacorp has a proven history of dividend growth, having increased its dividend eleven times over the past ten years. Plazacorp began paying dividends in November 2002. Plazacorp’s first full year of dividends began in 2003.

The capital markets continue to be good for financing through both debt and equity.  Long-term debt financing is available at historically competitive rates with long amortization periods and long terms.

STRATEGY

Plazacorp’s principal goal is to deliver a reliable and growing yield to shareholders from a diversified portfolio of retail properties.   To achieve this goal the Company’s Board of Directors has set acquisition and development criteria of a minimum cash yield (unlevered yield) equal to 100 basis points above the mortgage constant for a 10 year mortgage at prevailing rates and assuming a 25 year amortization period.

The Company strives to:

•                  maintain access to cost effective sources of debt and equity capital to finance acquisitions and new developments;

•                  acquire or develop properties at a cost that is consistent with the Company’s targeted returns on investment;

•                  maintain high occupancy rates on existing properties while sourcing tenants for properties under development and future acquisitions; and

•                  diligently manage its properties to ensure tenants are able to focus on their businesses.

The Company invests in the following property types:

•                  new properties developed on behalf of existing clients or in response to demand;

•                  well located but significantly amortized shopping malls and strip plazas to be redeveloped; and

•                  existing properties that will provide stable recurring cash flows with opportunity for growth.

Management intends to achieve Plazacorp’s goals by:

•                  acquiring or developing high quality properties with the potential for increases in future cash flows;

•                  focusing on property leasing, operations and delivering superior services to tenants;

•                  managing properties to maintain high occupancies and staggering lease maturities appropriately;

•                  increasing rental rates when market conditions permit;

•                  achieving appropriate pre-leasing prior to commencing construction;

•                  managing debt to obtain both a low cost of debt and a staggered debt maturity profile;

•                  matching, as closely as practical, the weighted average term to maturity of mortgages to the weighted average lease term;

•                  retaining sufficient capital to fund capital expenditures required to maintain the properties well;

•                  raising capital where required in the most cost-effective manner; and

•                  periodically reviewing the portfolio to  determine if opportunities exist to  re-deploy equity from slow growth properties into higher growth investments.

SIGNIFICANT EVENTS DURING 2013

Potential Acquisition of KEYreit

On April 4, 2013, the Company announced that it entered into a definitive agreement with KEYreit (TSX:  KRE.UN) to acquire 100% of the units of KEYreit.  KEYreit unitholders will have the option to tender their Units for either $8.35 per unit in cash, subject to a maximum aggregate cash amount of approximately $62.1 million, representing approximately 50% of the consideration, 1.7041 shares of the Company, or any combination thereof, subject to proration.  This offer is valued at approximately $124 million.   As part of the transaction, the asset management and property management agreement with JBM Properties Inc. (a company owned by John Bitove, CEO of KEYreit) will be terminated.

Plazacorp believes that this transaction is attractive for the following reasons:

•                  The acquisition is estimated to immediately deliver high single digit percentage accretion to Plazacorp’s AFFO per share,  largely  as  a  result  of  anticipated  synergies  because  of  Plazacorp’s  internalized  management  team. Plazacorp’s debt-to-gross-book-value ratio is estimated to be between approximately 57% to 58% post transaction (including   KEYreit’s   convertible   debentures,   but   excluding   Plazacorp’s   well-in-the-money   convertible debentures), which is close to its target debt-to-gross book value ratio of 55%. Modest de-levering may occur after the transaction as a result of a small number of property sales. Given the higher coupon rates on many of KEYreit’s mortgages and its convertible debentures, it is expected that many favourable refinancing opportunities will exist over time, which are expected to augment AFFO per share accretion.

•                  KEYreit’s properties are compatible with Plazacorp’s portfolio. Plazacorp is acquiring 227 properties, comprising approximately 1.2 million square feet of gross leasable area in nine provinces. Many of KEYreit’s leases are “quadruple net” and the portfolio has an attractive weighted average lease term of approximately 8 years, which is approximately equal to that of Plazacorp. Post closing, Plazacorp will own approximately 345 retail properties totaling approximately 6.4 million square feet. Shoppers Drug Mart will remain as Plazacorp’s largest tenant on a pro forma basis. Both KEYreit’s and Plazacorp’s portfolios have high occupancy rates.

•                  The integration of KEYreit’s properties will enhance the pro forma geographic diversification of Plazacorp, giving the Company a higher weighting in Ontario than what it currently has.

•                  Over time, the Company believes that it will be able to use its in-house development/redevelopment expertise to create value at many of KEYreit’s properties.

A takeover bid circular has been mailed to KEYreit unitholders and the offer is open for acceptance until 8:00 p.m. EST on May 16, 2013 (the “Expiry Time”), unless the offer is extended or withdrawn.  The offer is conditional on, among other things, there having been validly deposited by the Expiry Time such number of KEYreit units that constitutes at least 66 2/3% of the KEYreit units then outstanding.  The Company will fund the cash portion of the transaction with a secured term credit facility.

Conversion to a REIT

On March 25, 2013, the Company received a positive ruling from Canada Revenue Agency in respect of converting from a mutual fund corporation to a real estate investment trust (“REIT”) structure on a tax-deferred basis.  The Company believes that the conversion will be beneficial to shareholders since a REIT is a more tax efficient structure and is the preferred vehicle in Canada for owning real estate.

Completion of this conversion will occur this year and will be subject to shareholder approval. In conjunction with this conversion, the Company will move from a quarterly dividend to a monthly distribution.

PART II

KEY PERFORMANCE DRIVERS AND INDICATORS

There are numerous performance drivers, many beyond management’s control, that affect Plazacorp’s ability to achieve its goals. These key drivers can be divided into internal and external factors.

Management believes that the key internal performance drivers are:

•                  occupancy rates;

•                  rental rates;

•                  tenant service; and

•                  maintaining competitive operating costs.

Management believes that the key external performance drivers are:

•                  the availability of new properties for acquisition and development;

•                  the availability of equity and debt capital; and

•                  a stable retail market.

The key performance indicators by which management measures Plazacorp’s performance are as follows:

•                  funds from operations (FFO);

•                  FFO/AFFO payout ratios;

•                  debt service ratios;

•                  “same-asset” net property operating income;

•                  weighted average effective cost of debt; and

•                  occupancy levels.

The key performance indicators discussed throughout the MD&A are summarized in the table that follows. For a detailed explanation of the key performance indicators please refer to the appropriate section in this MD&A. Management believes that its key performance indicators allow it to track progress towards the achievement of Plazacorp’s primary goal of providing a steady and increasing cash flow to shareholders. The following chart discusses the key performance indicators for the three months ended March 31, 2013 compared to the three months ended March 31, 2012.

Funds from Operations

•      For the three months ended March 31, 2013 FFO was $4.0 million, or 6.3¢ per share (6.3¢ per share diluted) compared to $3.8 million, or 6.4¢ per share (6.4¢ per share diluted) for the three months ended March 31, 2012, a 5.6% dollar increase.

The principal factors influencing FFO were:

•      Incremental NOI growth of approximately $190 thousand earned by properties which were acquired or transferred from properties under development to income producing status during 2012.

•      An increase in same-asset NOI of $339 thousand.

•      An increase in the Company’s effective joint ownership position in the Village Shopping Centre, as well as an improvement in NOI at the Village Shopping Centre, which increased FFO by approximately $130 thousand.

•      A net increase in administrative costs of $208 thousand mainly affected by an increase in compensation expense due to the issuance of Restricted Share Units (“RSUs”) under the Company’s RSU plan in December 2012, as well as expenses incurred on software upgrades.

•      A decrease in share of profit of associates of approximately $50 thousand as a result of the sale of Marché de L’Ouest shopping center in 2012.

•      An increase in current income tax expense of $236 thousand, of which $218 thousand is fully refundable through a capital gains dividend which will occur over the course of the next two quarters and will result in a current income tax recovery in those two quarters. Excluding the impact of the current income tax expense, FFO was $4.2 million or 6.6¢ per share compared to $3.8 million or 6.4¢ per share in the prior year.

•      FFO on a per share basis was impacted by conversions of convertible debentures — while cash flow positive, were slightly dilutive to FFO per share.

FFO/AFFO Payout Ratios

•      For the three months ended March 31, 2013, the FFO payout ratio was 89.5% compared to 84.5% in the prior year. For the three months ended March 31, 2013, the AFFO payout ratio was 95.3% compared to 95.8% in the prior year. Excluding the impact of the current taxes mentioned above, the FFO payout ratio was 84.9% and the AFFO payout ratio was 90.1%. The first quarter of the year typically has higher payout ratios due to the seasonality in Plazacorp’s NOI.

Debt Service Ratios

•      For the three months ended March 31, 2013 the interest coverage ratio improved 0.2 times over the prior year to 2.2 times and the debt service coverage ratio improved over the prior year by 0.1 times to 1.7 times. The debt service coverage and interest coverage ratios exceed the requirements under borrowing arrangements.

Same-Asset Net Property Operating Income

•      For the three months ended March 31, 2013, same-asset NOI increased compared to the prior year by $339 thousand or 4.3%. This was partly due to a $175 thousand lease termination fee. Normalized same-asset growth (excluding this fee) was 2.0%.

Weighted Average Effective Cost of Debt

•      At March  31, 2013 the weighted average effective cost of mortgage debt decreased 27 basis points to 5.78% from 6.05% at March 31, 2012 and remained unchanged from December 31, 2012. The decrease was a result of continued historically low interest rates at which the Company can renew/place debt.

Occupancy Levels	• At March 31, 2013 overall occupancy was 94.7% compared to 96.4% at March 31, 2012.

PROPERTY AND CORPORATE PERFORMANCE 2013 AND 2012

Funds from Operations (FFO)

Plazacorp’s summary of FFO for the three months ended March 31, 2013, compared to the three months ended March 31, 2012 is presented below:

(000s — except per share amounts and debt coverage ratios)	3 Months Ended March 31, 2013 (unaudited)	3 Months Ended March 31, 2012 (unaudited)

Profit for the period attributable to shareholders	$8,287	$14,192
Add (deduct):
Gain on disposal of surplus land	—	(8)
Deferred income tax expense	3,177	4,444
Fair value adjustment to investment properties	(6,515)	(12,496)
Fair value adjustment to investments	(1,282)	(2,475)
Fair value adjustment to convertible debentures	(350)	(79)
Equity accounting adjustment	747	(110)
Non-controlling interest adjustment	(43)	340
Basic FFO	$4,021	$3,808
Interest on dilutive convertible debentures	—	—
Diluted FFO	$4,021	$3,808
Basic Weighted Average Shares Outstanding	64,029	59,942
Diluted Weighted Average Shares Outstanding	64,029	59,942
Basic and diluted FFO per share	$0.063	$0.064

Debt coverage ratios
Interest coverage ratio(1)	2.2 times	2.0 times
Debt service coverage ratio(2)	1.7 times	1.6 times

(1)    Calculated as EBITDA divided by finance costs.

(2)    Calculated as EBITDA divided by total debt service (finance costs plus periodic mortgage principal repayments).

Basic FFO for the three months ended March 31, 2013 increased by 5.6% over the same period in the prior year. Positively impacting FFO was: (i) incremental NOI growth from new developments/acquisitions of approximately $190 thousand; (ii) the increase in the Company’s effective joint ownership position in the Village Shopping Centre effective January 1, 2013, as well as an improvement in NOI at the Village Shopping Centre, which accounted for approximately $130 thousand of the increase (see further details about this below under the heading “Share of Profit of Associates”); and (iii) same-asset NOI growth of $339 thousand.  Negatively impacting FFO was:  (i) an increase in administrative expenses of $208 thousand; (ii) a decrease in share of profit of associates of approximately $50 thousand due to the sale of Marché de L’Ouest in December 2012; and (iii) an increase in current income tax expense of $236 thousand, of which $218 thousand is fully refundable through a capital gains dividend which will occur over the course of the next two quarters and will result in a current income tax recovery in those two quarters. Excluding the impact of the current income tax expense, FFO was $4.2 million or 6.6¢ per share compared to $3.8 million or 6.4¢ per share in the prior year.

FFO per share was impacted by the number of shares outstanding due to the conversions of convertible debentures.  These conversions, while cash flow positive, were slightly dilutive to FFO on a per share basis.

Adjusted Funds from Operations (AFFO)

Adjusted funds from operations removes non-cash revenues and expenses from FFO, deducts maintenance capital expenditures and leasing costs and makes other adjustments necessary to show funds available for distribution as dividends and to pay periodic mortgage payments.

Maintenance capital expenditures include routine capital expenditures for existing properties and leasing costs include leasing commissions and tenant improvement costs for existing properties.

	3 Months	3 Months
	Ended	Ended
	March 31,	March 31,
(000s, except per share amounts and percentage	2013	2012
data)	(unaudited)	(unaudited)
Basic FFO	$4,021	$3,808
Add: Amortization of finance charges included in interest expense	185	184
Principal repayment of tenant loans	92	136
Non-controlling interest adjustment	8	17
Less: Non-cash revenue — straight-line rent	(253)	(267)
Equity accounting adjustment	(44)	(92)
Maintenance capital expenditures — existing properties	(102)	(130)
Leasing costs — existing properties	(104)	(297)
Mortgage finance charges — existing properties	(28)	—
Basic and diluted AFFO	$3,775	$3,359
Basic and diluted AFFO per share	$0.059	$0.056
Gross dividend payments	3,599	3,218
AFFO after dividends	$176	$141
Dividends as a percentage of basic AFFO	95.3%	95.8%
Dividends as a percentage of basic FFO	89.5%	84.5%

For the three months ended March 31, 2013, AFFO increased by $416 thousand, or 12.4% over the prior year mainly due to the increase in FFO, and a decrease in leasing costs on existing properties.  Excluding the current income tax expense which will reverse, as previously mentioned, AFFO was $4.0 million or 6.2¢ per share compared to $3.4 million or 5.6¢ per share in the prior year.

The FFO payout ratio for the three months ended March 31, 2013 was 89.5% compared to 84.5% for the three months ended March 31, 2012.  The AFFO payout ratio for the three months ended March 31, 2013 was 95.3% compared to 95.8% for the three months ended March 31, 2012.  Excluding the impact of the current taxes mentioned above, the FFO payout ratio was 84.9% and the AFFO payout ratio was 90.1%.  The first quarter of the year typically has higher payout ratios due to the seasonality in Plazacorp’s NOI.  The payout ratios for the current year compared to the prior year were impacted by the conversions of convertible debentures as previously mentioned.

Same-Asset Net Property Operating Income

Same-asset categorization refers to those properties which were owned and operated by Plazacorp for the three months ended March 31, 2013 and the entire year ended December 31, 2012 and excludes partial year results from certain assets due to timing of acquisition, redevelopment or disposition.

Significant portions of the Company’s leases have common cost recoveries from tenants linked to the consumer price index (CPI).  Certain anchor tenant leases may restrict recovery of common costs.  As a result, certain costs such as snow removal and utility costs may not be completely offset by cost recoveries in a period, or recovery revenues may exceed costs. Municipal taxes are generally net and fully recoverable from all tenants.   Most tenants in strip plazas and single use properties are responsible for their own utilities, and changes to these costs do not materially impact NOI.

	3 Months	3 Months
	Ended	Ended
	March 31,	March 31,
	2013	2012
(000s, except percentage data)	(unaudited)	(unaudited)
Same-asset rental revenue	$13,985	$13,516
Same-asset operating expenses	2,883	2,927
Same-asset realty tax expense	2,853	2,679
Same-asset net property operating income	$8,249	$7,910
Total net property operating income	$9,217	$8,271
Total net property operating income margin	58.0%	58.4%

As noted in the chart above, the NOI for the same-asset pool for the three months ended March 31, 2013, increased by $339 thousand or 4.3% over the same period in the prior year.  The increase was mainly due to a lease termination fee recorded of $175 thousand and a net increase in occupancy and other additional recoveries impacting NOI by approximately $187 thousand.

Total NOI grew by $946 thousand, or 11.4% due to the overall growth in investment properties and the movement of the Village Shopping Centre out of equity-accounted investments and into investment properties, effective January 1, 2013, as a result of the restructuring of the Village Shopping Centre Limited Partnership (see further details about this below under the heading “Share of Profit of Associates”). The increase in total NOI was mainly attributable to:

•                  the full period impact of four properties transferred to income producing status from properties under development in 2012, accounting for approximately $190 thousand of the increase;

•                  the addition of the Village Shopping Centre increased NOI by approximately $477 thousand due to the change in accounting treatment from equity accounting to proportionate consolidation;

•                  a same-asset pool increase of $339 thousand.

The following table shows a breakdown of same-asset NOI by province.

	3 Months	3 Months
	Ended	Ended
	March 31,	March 31,
	2013	2012
(000s, except percentage data)	(unaudited)	(unaudited)
New Brunswick	$2,763	$2,715
Quebec	1,174	1,159
Nova Scotia	2,628	2,311
Ontario	318	312
Newfoundland and Labrador	700	706
Prince Edward Island	666	707
Same-asset net property operating income	$8,249	$7,910
Percentage increase over prior period	4.3%

The following assets are  not  included in  “same asset”  measurements due  to  timing of  acquisition, redevelopment or disposition.

2012 Transactions	Property Type	Square Footage	Ownership	Income Producing During
Spencer Drive, Charlottetown, PE	Strip Plaza	95,713	100%	Q2 12
Manotick, Manotick (Ottawa), ON	Single Use	28,968	50%	Q3 12
Powell Drive, Carbonear, NL	Single Use	10,000	100%	Q3 12
Buchanan Street Plaza, Charlottetown, PE	Strip Plaza	56,452	100%	Q4 12
Village Shopping Centre, St. John’s, NL(1)	Enclosed	427,623	44.5%	Q1 13
Oromocto Mall, Oromocto, NB	Enclosed	86,025	100%	Q4 13
Total		704,781

(1)  The joint venture arrangement was restructured effective January  1, 2013 and moved from equity-accounted investments to investment properties accounted for using proportionate consolidation and therefore has been excluded from same-asset NOI in order to be able to compare the two years on the same basis.

Leasing and Occupancy

The following table represents leases expiring for the next 5 years and thereafter for Plazacorp’s property portfolio at March 31, 2013 (excluding non-consolidated investments).

	Strip Plazas		Enclosed Malls		Single-User		Total
Year	Sq Ft(1)%		Sq Ft(1)%		Sq Ft(1)%		Sq Ft(1)%
Remainder of 2013	147,657	5.9	56,951	7.3	—	—	204,608	5.8
2014	197,006	7.9	113,645	14.6	—	—	310,651	8.5
2015	315,614	12.6	94,565	12.1	25,695	6.5	435,874	11.7
2016	295,435	11.8	103,628	13.3	—	—	399,063	11.0
2017	132,055	5.3	145,910	18.7	35,580	9.1	313,545	8.5
2018	147,793	5.9	82,971	10.6	—	—	230,764	6.2
Thereafter	1,273,766	50.6	182,282	23.4	331,235	84.4	1,787,283	48.3
Subtotal	2,509,326	100.0	779,952	100.0	392,510	100.0	3,681,788	100.0
Vacant	135,461		70,076		—		205,537
Total	2,644,787		850,028		392,510		3,887,325
Weighted average lease	7.1 years		4.3 years		8.9 years		6.6 years

(1) At 100%, regardless of the Company’s ownership interest in the properties.

At March 31, 2013, overall occupancy for the portfolio (excluding properties under development and non-consolidated investments) decreased to 94.7% from 96.4% at March 31, 2012. This decrease was mainly due to the increase in vacancy at Grand Falls Shopping Centre, as well as the Village Shopping Centre, which has a lower occupancy than the average for investment properties and which came out of equity-accounted investments and into investment properties effective January 1, 2013. Excluding the Village Shopping Centre, occupancy was 95.5%, compared to 96.4% at March 31, 2012.

During the first quarter of 2013, the Company completed 181 thousand square feet of new and renewal leasing deals at market rates (including leasing at non-consolidated investments).  The 181 thousand square feet of leasing was comprised of 64 thousand square feet on new developments, and 117 thousand square feet on existing properties.  Excluding leasing at non-consolidated investments, the Company completed 114 thousand square feet of new and renewal leasing deals at market rates.   The 114 thousand square feet of leasing was comprised of 31 thousand square feet on new developments and 83 thousand square feet on existing properties.

On average, Plazacorp’s embedded or contractual gross rents expiring in 2013 would be at or below current market rates. Plazacorp’s financial exposure to vacancies and lease roll-overs differs among the different retail asset types, as gross rental rates differ dramatically by asset class.

•                  Occupancy in the strip plazas was 94.9% at March 31, 2013, compared to 96.1% at March 31, 2012, and 95.7% at December 31, 2012.

•                  Average occupancy for enclosed malls was 91.8 % at March 31, 2013, compared to 94.5% at March 31, 2012 and 91.0% at December 31, 2012.

•                  Occupancy for single use assets remained stable at 100% at March 31, 2013.

•                  Pre-leased space in properties in the development phase and in the construction phase is 87.8% at March 31, 2013.

Plazacorp has built a portfolio with a high quality revenue stream.   Plazacorp’s ten largest tenants based upon current monthly base rents at March 31, 2013 represent approximately 51.5% of total revenues in place.

		% of
		Gross Revenue
1.	Shoppers Drug Mart	22.7
2.	Dollarama	6.9
3.	Staples	4.0
4.	Mark’s Work Wearhouse	3.1
5.	Best Buy/Future Shop	2.8
6.	Reitmans	2.8
7.	Bulk Barn	2.5
8.	Winners	2.5
9.	Sobeys	2.4
10.	Michaels	1.8

The Company’s mix of tenancy is primarily made up of national tenants. The portfolio is well positioned to resist downturns in its markets and provide stability to cash flows from which it funds operations and dividends.

	March 31, 2013	March 31, 2012
National	89.1%	89.5%
Regional	4.2%	3.9%
Local	6.5%	5.7%
Non-Retail	0.2%	0.9%

Profit and Total Comprehensive Income for the Period

Profit and total comprehensive income for the three months ended March 31, 2013 was $8.5 million compared to $14.7 million for the same period in the prior year.  Profit was impacted by:  (i) a decrease in share of profit of associates of $2.2 million, mainly due to a decrease in fair value of the underlying investment properties, the removal of the Village Shopping Centre from equity-accounted investments and the sale of Marché de L’Ouest in 2012; (ii) an increase in administrative expenses of $208 thousand; (iii) a net gain from fair value adjustments to investment properties of $6.5 million for March 31, 2013 compared to $12.5 million for the prior year, mainly as a result of a smaller change in capitalization rates compared to the prior year; and (iv) an increase in current taxes of $236 thousand.  These were offset by:  (i) the increase in NOI of $946 thousand mentioned previously; (ii) an increase in the net gain from fair value adjustments to convertible debentures, which increased profit by $271 thousand over the prior year; and (iii) a decrease in deferred taxes of $1.3 million.

Share of Profit of Associates

Share of profit of associates consists of income from equity and cost-accounted investments as well as fair value changes in the underlying investment properties included within these equity-accounted investments and other changes to the equity position of the equity-accounted investments that would impact the residual returns on wind-up (such as debt financing incurred).  The following schedule shows Plazacorp’s ownership position, rates of preferred returns on investment and Plazacorp’s interest in cash on capital appreciation beyond the preferred returns.

	Ownership Position	Preferred Return	Residual Return
Equity Accounted Investments(1)
Centennial Plaza Limited Partnership	10%	10%	20%
Trois Rivieres Limited Partnership	15%	10%	30%
Plazacorp — Shediac Limited Partnership	10%	8%	50%
Plazacorp Ontario1 Limited Partnership	25%	4%	25%
Plazacorp Ontario2 Limited Partnership(2)	50%	n/a	n/a
Plazacorp Ontario3 Limited Partnership(2)	50%	n/a	n/a
Plazacorp Ontario4 Limited Partnership(2)	50%	n/a	n/a
RBEG Limited Partnership(2)	50%	n/a	n/a
CPRDL Limited Partnership(2)	50%	n/a	n/a
Fundy Retail Limited(2)	50%	n/a	n/a
VGH Limited Partnership(3)	20%	8%	27%

Cost Accounted Investments(1)
Northwest Plaza Commercial Trust	10%	n/a	n/a

(1)  Equity and cost accounted investments consist of the following properties:  3550 Sources, Centennial Plaza, Place Du Marche and BPK Levis (Centennial Plaza Limited Partnership); Plaza des Recollets (Trois Rivieres Limited Partnership); Shediac West (Plazacorp — Shediac Limited Partnership); Ottawa Street Almonte, Hastings Street Bancroft and Main Street Alexandria (Plazacorp  Ontario1  Limited  Partnership);  Amherstview  and  Scugog  Street  Port  Perry  (Plazacorp  Ontario2  Limited Partnership); King & Mill (Plazacorp Ontario3 Limited Partnership); Manotick (Plazacorp Ontario4 Limited Partnership); Bureau en Gros (RBEG Limited Partnership); CPRDL (CPRDL Limited Partnership); Gateway Mall (Fundy Retail Limited); St. Jerome (VGH Limited Partnership); and the Northwest Centre (Northwest Plaza Commercial Trust).

(2)  These properties were added to equity-accounted investments as a result of the accounting change under IFRS 11.

(3)  The land within this partnership is currently in the planning phases of development.

Share of profit of associates for the three months ended March 31, 2013 includes Plazacorp’s share of NOI of approximately $740 thousand. Share of profit of associates decreased by $2.2 million for the three months ended March 31, 2013 compared to the three months ended March 31, 2012. The decreases were mainly due to a fair value decrease of the underlying investment properties due to a smaller change in capitalization rates compared to the prior year, the sale of Marché de L’Ouest in 2012 and the removal of the Village Shopping Centre Limited Partnership from equity-accounted investments.

The joint venture for the Village Shopping Centre was reorganized and converted from a preferred return/residual return structure to a pari-passu co-ownership structure effective January 1, 2013, with the Company’s ownership position becoming 44.5%.  As part of the reorganization, the Village Shopping Centre Limited Partnership was dissolved.  As a result, the Village Shopping Centre was moved from equity-accounted investments to investment properties and is now being accounted for on a proportionate consolidation basis.

Distributions received from associates for the three months ended March 31, 2013 (excluding the final distribution to the partners on the sale of Marché de L’Ouest) were $0.5 million compared to $0.6 million for the three months ended March 31, 2012.

Change in Fair Value of Investment Properties

The net gain from the fair value adjustment to investment properties for the three months ended March 31, 2013 was $6.5 million (for the three months ended March 31, 2012 - $12.5 million). The decrease was mainly due to a smaller change in capitalization rates compared to the prior year.  The weighted average capitalization rate at March 31, 2013 was 6.87% compared to 7.25% at March 31, 2012.  At March 31, 2013 a decrease of 0.25% in the capitalization rates used to determine the fair value of investment properties would have resulted in an increase in investment properties of approximately $21.1 million.  An increase of 0.25% in the capitalization rates used would have resulted in a decrease in investment properties of approximately $19.6 million.

Change in Fair Value of Convertible Debentures

The net gain from the fair value adjustment to convertible debentures for the three months ended March 31, 2013 was $350 thousand and for the three months ended March 31, 2012 was $79 thousand.  The increase was mainly due to changes in the Company’s share price.

Administrative Expenses

Administrative expenses increased by $208 thousand for the three months ended March 31, 2013, compared to the same period in the prior year, mainly due to an increase in compensation expense for the issuance of RSUs under the Company’s RSU plan, and expenses relating to software upgrades.

Income Tax Expense

The financial statements include the current and deferred income taxes payable by the Company and its consolidated subsidiaries.

	3 Months	3 Months
	Ended	Ended
	March 31,	March 31,
	2013	2012
(000s)	(unaudited)	(unaudited)
Current income taxes	$247	$11
Deferred income taxes	3,177	4,444
Total income tax expense	$3,424	$4,455

Deferred income taxes decreased for the three months ended March 31, 2013 compared to the prior year, mainly as a result of lower profit before income taxes, mainly driven by a decrease in fair value adjustments compared to the prior year.

Current income taxes increased for the three months ended March 31, 2013, as a result of a capital gain recorded on the restructuring of the Village Shopping Centre Limited Partnership.  The $218 thousand of current income tax expense related to the Village Shopping Centre is fully refundable through a capital gains dividend which will occur over the course of the next two quarters and will result in a current income tax recovery in those two quarters.

OUTLOOK

Plazacorp’s development and leasing efforts over the years have produced a property portfolio that is dominated by national retailers and provides investors with a very stable cash flow.  Performance to date has demonstrated the strength of current strategies and operating capabilities.  Barring unforeseen events, management is confident of delivering solid performance in 2013, as well as growth to the portfolio. The primary benefit to shareholders of the Company’s performance and tenant profile is reliable cash flow and, over time, increasing dividends.  Plazacorp’s current dividend policy is to pay shareholders 22.50¢ per share for 2013 compared to 21.50¢ per share for 2012.

The Company looks forward to the acquisition of KEYreit and integrating that portfolio with that of Plazacorp’s.  As mentioned previously, the acquisition is estimated to immediately deliver accretion to AFFO mostly as a result of synergies to be realized and the elimination of external management fees.

In terms of Plazacorp’s development pipeline, Plazacorp currently owns an interest in eleven projects under development and five land assemblies in progress which, upon completion, are expected to be accretive to the Company’s earnings.  The following properties, in which the Company currently owns an interest, are under construction, active development or active planning and are anticipated to become income producing at various points over the next three years as follows:

						Occupied or
						Committed
Properties under	Property		Square			at	Income
development	Type	Status	Footage		Ownership	March 31, 2013	Producing
90 Blvd. Tache Ouest,
Montmagny, QC	Strip Plaza	In Planning(2)	6,000	(1)	50%	n/a	1-2 years
Bourque & Haut-Bois,
Sherbrooke, QC — Phase I	Strip Plaza	In Construction	88,000	(1)	50%	78%	Q3 2013
Bourque & Haut-Bois, Sherbrooke, QC — Phase II	Strip Plaza	In Planning(2)	100,000	(1)	50%	n/a	2-3 years
Jean Talon, Montreal, QC	Strip Plaza	In Planning(2),(3)	15,000	(1)	50%	n/a	1-3 years
Magog, Magog, QC —
Phase I	Strip Plaza	In Development	53,000	(1)	50%	100%	Q4 2013
Magog, Magog, QC —
Phase II	Strip Plaza	In Planning(2)	27,000	(1)	50%	n/a	2014
Commercial Street Plaza —
2, New Minas, NS	Strip Plaza	In Planning(2)	10,000	(1)	100%	n/a	1-3 years
Boisbriand, QC	Strip Plaza	In Development	7,300	(1)	33%	100%	Q4 2013
Fairville Boulevard — 3,
Saint John, NB	Strip Plaza	In Planning(2)	24,000	(1)	100%	n/a	1-2 years
Oromocto Mall, Oromocto,
NB(4)	Enclosed	In Planning(2)	86,025		100%	70%	Q4 2013
Spencer Drive — 2,
Charlottetown, PE	Strip Plaza	In Planning(2)	80,000	(1)	100%	n/a	1-2 years
St. Jerome,
St. Jerome, QC(5)	Strip Plaza	In Planning(2)	200,000	(1)	20%	n/a	2-3 years
Wyse Road, Dartmouth,
NS	Single Use	In Construction	60,979		50%	100%	Q2 2013
Champlain Plaza II, Dieppe
(Moncton), NB	Strip Plaza	In Planning(2)	60,000	(1)	100%	n/a	Q4 2014
Total			817,304

(1)   Approximate square footage.

(2)   All are appropriately zoned for the intended use.

(3)   There is a conditional sale for a portion of the land with an option in favour of the buyer to purchase the remainder.

(4)   This is an existing mall that is in the  planning phases of a de-malling redevelopment.

(5)         This is owned in a limited partnership that is part of the Company’s non-consolidated trusts and partnerships. Square footage includes a second parcel of land that is conditional under purchase agreement.

There is excess density at existing properties that the Company plans to develop in the short term which would represent approximately 50 thousand additional square feet at completion.

At March 31, 2013, there were three other conditional land assemblies which were under purchase agreements and subject to due diligence or other conditions.  These three land assemblies would represent 63 thousand additional square feet of retail space at completion (at the Company’s ownership percentage). As well, at March 31, 2013, there were two income producing properties totaling 28 thousand square feet under purchase agreement and subject to due diligence or other conditions.

The Company also benefits from growth stemming from contractual rental rate increases from existing tenants’ leases that generally grow at or above the expected rate of inflation.

On March 25, 2013, the Company received a positive ruling from Canada Revenue Agency in respect of converting from a mutual fund corporation to a real estate investment trust (“REIT”) structure on a tax-deferred basis.  Completion of this conversion will occur later this year and will be subject to shareholder approval. In conjunction with this conversion, the Company will move from a quarterly dividend to a monthly distribution.

The Company intends to graduate from the TSX Venture Exchange to the TSX, subject to TSX approval.  Assuming TSX approval, the Company expects this graduation to take place just following the acquisition of KEYreit.

PART III

SUMMARY OF SELECTED QUARTERLY INFORMATION

Plazacorp’s summary of selected quarterly information for the last eight quarters is presented below:

(000s except per share, percentage and number of properties data)
(unaudited)	Q1’13	Q4’12(3)	Q3’12(3)	Q2’12(3)	Q1’12(3)	Q4’11(3)	Q3’11(3)	Q2’11(3)
Total revenue (1)	$17,279	$19,022	$16,135	$18,685	$17,177	$17,237	$14,704	$15,440
Profit (loss) and total comprehensive income	$8,507	$2,092	$13,242	$17,023	$14,716	$7,889	$5,807	$8,339
Dividends per share	5.625¢	5.38¢	5.38¢	5.38¢	5.38¢	5.25¢	5.25¢	5.06¢
Funds from operations per share — basic (2)	6.3¢	6.4¢	6.9¢	6.7¢	6.4¢	6.1¢	7.1¢	6.8 ¢
Funds from operations per share — diluted (2)	6.3¢	6.4¢	6.9¢	6.7¢	6.4¢	6.1¢	7.1¢	6.8 ¢
Dividends as a percentage of basic FFO	89.5%	83.3%	76.8%	79.5%	84.5%	86.0%	73.6%	73.6%
Dividends as a percentage of basic AFFO	95.3%	88.6%	79.3%	88.5%	95.8%	97.4%	87.3%	85.2%
Total assets	$616,030	$607,221	$605,677	$586,424	$569,405	$550,345	$548,796	$526,191
Total mortgages, bonds, debentures, notes and bank indebtedness	$281,229	$287,756	$284,646	$292,777	$292,851	$295,915	$305,133	$313,394
Basic weighted average shares outstanding	64,029	63,833	61,538	60,449	59,942	59,716	52,341	51,013
Number of properties under development	11	10	10	12	9	7	8	9
Number of income producing properties (including non-consolidated investments)	107	108	108	105	105	105	104	103
Total number of properties in portfolio	118	118	118	117	114	112	112	112
Gross Leasable Area (000s of sq. ft.) (at 100% and excluding non-consolidated investments and properties under development)
Strip Plazas	2,645	2,674	2,616	2,587	2,491	2,432	2,329	2,281
Enclosed Malls	850	670	671	671	671	671	672	680
Single Use	392	510	510	500	554	611	611	611
Total income Producing properties	3,887	3,854	3,797	3,758	3,716	3,714	3,612	3,572
Strip Plazas	94.9	95.9	96.2	96.1	96.1	95.7	97.8	97.4
Enclosed Malls	91.8	92.5	93.2	94.7	95.1	96.1	96.1	95.9
Single Use	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Total income producing properties	94.7	95.9	96.2	96.4	96.5	96.5	97.9	97.6

(1)      Includes investment income, other income and share of profit of associates.

(2)      Adjusted for debenture issuance costs if applicable.

(3)      All previous quarters have not been restated for the IFRS 11 change in accounting policy.

During the last eight quarters occupancy has remained high which contributes to stability of cash flow.   Significant fluctuations in profit and loss are mainly due to non-cash fair value adjustments on the Company’s investment properties and convertible debentures.  Fair value adjustments are based on market parameters for which the Company has no control or ability to predict.

Some of Plazacorp’s properties are leased on a base year or semi-gross basis or otherwise have caps on operating costs.  At March 31, 2013, approximately 58.8% of the Company’s leased area is tied to a CPI cost recovery formula.  As well, anchor tenant leases may restrict Common Area Maintenance (CAM) cost recoveries.  As a result of both of these factors, seasonal fluctuations in NOI and FFO occur primarily due to winter costs and yearly repair and maintenance activities which typically occur in spring and early summer which may create inconsistencies in quarterly recovery revenues compared with quarterly expenses.

PART IV

OPERATING LIQUIDITY AND WORKING CAPITAL

Cash flow, in the form of recurring rent generated from the portfolio, represents the primary source of liquidity to service debt including recurring monthly amortization of mortgage debt, to pay operating, leasing and property tax costs, and to fund dividends.   Costs of development activities, which form a large portion of accounts payable and accrued liabilities, are funded by a combination of debt, equity and operating cash flow.

Cash flow  from operations is  dependent upon occupancy levels  of  properties owned,  rental  rates  achieved, effective collection of rents, and efficiencies in operations as well as other factors.

Plazacorp’s cash distribution policy generally reflects repayment of recurring mortgage principal amortization from cash flow in determining cash available for distribution.   New debt or equity capital raised is generally directed to acquisitions or continuing development activities, which are discretionary, based on the availability of such capital.

CAPITAL RESOURCES, EQUITY AND DEBT ACTIVITIES

Operating and Development Facilities

(000s)	$10.0 Million Operating	$20.0 Million Development	$15.0 Million Development
December 31, 2012	$3,647	$4,912	$5,094
Net Change	(2,717)	—	224
March 31 , 2013	$930	$4,912	$5,318

Interest rate	Prime + 1.00% or BA + 2.50%	Prime + 1.00% or BA + 2.75%	Prime + 1.00% or BA + 2.50%

Maturity	November 30, 2013	July 31, 2013	July 31, 2013
Security	First charges on pledged property	First charges on applicable pledged development property	First charges on applicable pledged development property
Other terms	Debt service, interest coverage, occupancy & equity maintenance covenants	Debt service, occupancy & leverage	Debt service, interest coverage, occupancy & equity maintenance covenants
Line reservations available for letters-of-credit	$2.0 million	$1.5 million	$500 thousand
Issued and outstanding	$137 thousand	—	—

Funding is secured by first mortgage charges on properties or development properties as applicable.  The Company must maintain certain financial ratios to comply with the facilities.  These covenants include loan-to-value, debt service coverage, maximum leverage, interest coverage, occupancy and shareholder equity thresholds.

As of March 31, 2013, all debt covenants in respect of the above facilities have been maintained.

Debentures and Mortgage Bonds

Mortgage bonds are required to be secured by either property or cash.  Mortgage bonds can be deployed up to 90% of the cost of a property under a first or second charge on that property.  If it is a second charge, the total debt, including mortgage bonds cannot exceed 90%. .

Convertible debentures are recorded at fair value and changes in the fair value are recorded quarterly in profit and loss. During the three months ended March 31, 2013, $333 thousand of Series VI convertible debentures were converted to 88 thousand common shares.

On February 26, 2013, the Company closed $1.6 million Tranche A unsecured debentures.  On April 15, 2013, the Company closed $2.3 million Tranche B unsecured debentures and on May 2, 2013, the Company closed $100 thousand Tranche C unsecured debentures. All tranches have a term of 5 years and an interest rate of 5%.

Mortgages

During 2013 long-term financing in the amount of $3.5 million (at Plazacorp’s consolidated share) with a weighted average term of 10 years was obtained on the refinancing of 2 properties at a weighted average interest rate of 4.16%.

The Company’s strategy is to balance maturities and terms on new debt with existing debt maturities to minimize maturity exposure in any one year and to reduce overall interest costs.  Maintaining or improving the average cost of debt will be dependent on market conditions at the time of refinancing.  Plazacorp’s debt strategy involves maximizing the term of long- term debt available based on the tenant profiles for the assets being financed, at current market rates, in order to stabilize cash flow available for reinvestment and dividend payments.

The Company’s use of floating-rate debt has generally been limited to assets under development or redevelopment.   At March 31, 2013, fixed-rate debt represents 94.6% of mortgages and lines of credit secured on investment properties. Management is of the view that such a strategy results in the most conservative interest rate risk management practice.

The following is a mortgage maturity chart by year:

(000s, except percentage data)	Remainder 2013	Year 1 2014	Year 2 2015	Year 3 2016	Year 4 2017	Year 5 2018	After 5 Years	Total
Long-term mortgages due at maturity	$23,183	$19,286	$13,968	$27,191	$21,557	$5,628	$98,900	$209,713
Principal repayments	3,172	3,818	3,587	3,485	3,040	2,885	13,561	33,548
Sub total long-term mortgages	26,355	23,104	17,555	30,676	24,597	8,513	112,461	243,261
Bank operating facility	—	930	—	—	—	—	—	930
Variable rate construction loan	3,389	—	—	—	—	—	—	3,389
Development lines of credit	10,230	—	—	—	—	—	—	10,230
Total	$39,974	$24,034	$17,555	$30,676	$24,597	$8,513	$112,461	$257,810
As a percentage	15.5%	9.3%	6.8%	11.9%	9.5%	3.3%	43.7%	100%
Weighted average expiring rate on long-term	6.09%	6.52%	6.11%	5.15%	5.37%	6.65%	5.16%

At March 31, 2013 and March 31, 2012, the Company’s cost of mortgage debt was as follows:

	Balance Outstanding	Effective Rates	Effective Rates
(000s, except percentage data)	March 31, 2013	March 31, 2013	December 31, 2012
Fixed rate mortgage loans	$243,261	5.78%	5.78%
$10 million bank operating facility	$930	Prime + 1.00%	Prime + 1.00%
$20 million bank development facility	$4,912	Prime + 1.00%	Prime + 1.00%
$15 million bank development facility	$5,318	Prime + 1.00%	Prime + 1.00%
Variable rate secured construction loan	$3,389	Prime + 1.25%	Prime + 1.25%

At March 31, 2013 the weighted average effective cost of mortgage debt is unchanged at 5.78% compared to December 31, 2012. Compared to March 31, 2012, the weighted average effective cost of mortgage debt dropped 27 basis points as a result of continued historically low interest rates at which the Company can renew/place debt.

The weighted average term to  maturity for the long-term mortgages is 6.1 years.   The average remaining repayment (amortization) period on long-term mortgage debt is 24.8 years.

The ratio of debt to gross book value of assets at March 31, 2013 (excluding convertible debentures) is 42.0% compared to 42.5% at December 31, 2012.

Shares Outstanding

If all rights to convert shares under the provisions of convertible debt were exercised, the impact on shares outstanding would be as follows:

At May 8, 2013 (000s)	Shares	Share Capital
Current outstanding shares	64,345	$108,948
Series VI convertible debentures	4,063	19,888
Total adjusted shares outstanding	68,408	$128,836

Land Leases

Return on invested cash or equity is a measure Plazacorp uses to evaluate development and strategic acquisitions.  Investing in a project subject to a land lease reduces the cash equity required for an individual project and increases the number of projects which can be undertaken with available capital.  This spreads risk and enhances overall shareholder return.  In some instances use of a land lease will enhance project feasibility where a project might not otherwise be undertaken without use of a land lease. Currently Plazacorp has 24 long-term land leases (affecting 23 properties) with total annual rent of $2.7 million. One of the land leases relates to shared parking facilities. The other properties under land lease represent approximately 15% of the Company’s fair value of investment properties and investments.  Land leases expire (excluding any non-automatic renewal periods) on dates ranging from 2017 to 2084 with an average life of 44 years, with some of the leases also containing non-automatic renewal options, extending the average life of the leases to 70 years including these non-automatic renewal options. Of the 24 land leases, 11 of the land leases have options to purchase, generally at fair market value.

Gross Capital Additions Including Leasing Fees:

	3 Months Ended March 31,	3 Months Ended March 31,
(000s)	2013	2012
	(unaudited)	(unaudited)
Leasing fees — existing properties	$4	$32
Leasing fees — redevelopment properties	—	—
Leasing fees — new developments	40	27
Total leasing fees	44	59
Capital additions — existing properties	202	395
Capital additions — redevelopment properties	—	155
Capital additions — new developments	969	3,434
Total capital additions	1,171	3,984
Total gross additions	$1,215	$4,043

COMMITMENTS AND CONTINGENT LIABILITIES

The Company has $8.5 million in short-term commitments in respect of development activities. Management believes that Plazacorp has sufficient unused bank line availability, and/or mortgage bond deployment potential, to fund these commitments.

The Company also has a contingent liability as original borrower on a mortgage assumed by the purchasers of a property in 2007.   This commitment is subject to an indemnity agreement.   The sale did not relieve the Company’s obligation as original borrower in respect of this mortgage.  The debt subject to such guarantee at March 31, 2013 totals $6.3 million with a remaining term of 0.1 years.

The Company has contingent liabilities as original borrower on four mortgages partially assumed by the purchasers of properties where a 75% interest in each was sold in 2009. These commitments are subject to indemnity agreements. These sales did not relieve the Company’s obligations as original borrower in respect of these mortgages.  The debt subject to such guarantees at March 31, 2013 totals $7.7 million with remaining terms ranging from 2.1 years to 9.8 years.

The Company guarantees mortgage debt in excess of its pro-rata position in joint ventures and non-consolidated subsidiaries in the amount of $4.6 million.

PART V

RISKS AND UNCERTAINTIES

All property investments are subject to a degree of risk and uncertainty.  Property investments are affected by various factors including general economic conditions and local market circumstances.   Local business conditions such as oversupply of space or a reduction in demand for space particularly affect property investments.  Management attempts to manage these risks through geographic and retail asset class diversification in the portfolio.   At March 31, 2013, the Company held interests in 118 properties spread geographically among six provinces in Canada.  Some of the more important risks are outlined below.   See Financial Risk Management Note 25 to the December 31, 2012 Annual Consolidated Financial Statements for further details.  Also see the Company’s Annual Information Form dated February 28, 2013 for a complete list of risks and uncertainties.

Interest Rate, Financing and Refinancing Risk

Management attempts to lock in cash returns on assets for the longest period, consistent with exposure to debt maturing and leases expiring in any given year.

The Company mitigates interest rate risk by maintaining the majority of its debt at fixed rates.  At March 31, 2013, 94.6% of the Company’s mortgages and lines of credit secured by investment properties are at fixed rates.  Floating rate debt is typically used for development or redevelopment projects as interim financing, until the projects are completed and are then able to attract the appropriate long-term financing.  The Company mitigates its exposure to fixed-rate interest risk by staggering maturities in order to avoid excessive amounts of debt maturing in any one year.  If market conditions warrant, the Company may attempt to renegotiate its existing debt to take advantage of lower interest rates.

At existing financing rates, the Company is able to obtain positive returns from debt financing.  The quality of the Company’s projects and properties makes management confident of obtaining suitable long-term financing for those projects on completion of development as well as those properties with maturing existing debt.   The Company has an ongoing requirement to access the debt markets and there is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to the Company or on any terms at all.  Management believes that all debts maturing in 2013 will be able to be financed or refinanced as they come due.

Credit Risk

Credit risk mainly arises from the possibility that tenants may be unable to fulfill their lease commitments.  Management mitigates this risk by ensuring that Plazacorp’s tenant mix is diversified and heavily weighted to national tenants and by ensuring any significant individual revenue exposures are to tenants of significant credit worthiness.  Plazacorp also maintains a portfolio that is diversified geographically so that exposure to local business is lessened.

Currently one tenant, Shoppers Drug Mart, represents 22.7% of current monthly gross rents in place.  The top 10 tenants collectively represent approximately 51.5% of total revenues in place.  National and regional tenants represent 93.3% of the in-place tenant base.

Lease Roll-Over and Occupancy Risk

Lease roll-over risk arises from the possibility that Plazacorp may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants.

Management attempts to stagger the lease expiry profile so that Plazacorp is not faced with a disproportionate amount of square footage of leases expiring in any one year.  Management further mitigates this risk by maintaining a diversified portfolio mix both by retail asset type and geographic location and ensuring that the Company maintains a well staffed and highly skilled leasing department to deal with all leasing issues.

One of Plazacorp’s performance drivers is related to occupancy levels.  The majority of Plazacorp’s leases in place are referred to as net leases, meaning tenants reimburse Plazacorp fully for their share of property operating costs (subject to consumer price index adjustments in many cases) and realty taxes.  Many of Plazacorp’s operating costs and realty taxes are not reduced by vacancy.  Certain costs such as utilities and janitorial costs would not decline with a decline in occupancy.

The hypothetical impact to NOI of a change in occupancy of 1% would be approximately $392 thousand per annum.  The analysis does not identify a particular cause of such changing occupancy and as a result, it does not reflect the actions management may take in relation to the changes.  Plazacorp’s principal management of occupancy risk is the skewing of tenancies towards national tenants, the signing of longer term leases and significant pre-leasing of development space.

Development and Acquisition Risk

Plazacorp’s external growth prospects will depend in large part on identifying suitable development, redevelopment and acquisition opportunities, pursuing such opportunities, conducting necessary due diligence, consummating acquisitions (including obtaining necessary consents) and effectively operating the properties acquired or developed by the Company. If Plazacorp is unable to manage its growth and integrate its acquisitions and developments effectively, its business, operating results and financial condition could be adversely affected. Developments and acquisitions may not meet operational or financial expectations due to unexpected costs or market conditions, which could impact the Company’s performance.

Environmental Risk

Plazacorp is subject to various laws relating to the environment which deal primarily with the costs of removal and remediation of hazardous substances such as asbestos or petroleum products. Environmental risk is relevant to Plazacorp’s ability to sell or finance affected assets and could potentially result in liabilities for the costs of removal and remediation of hazardous substances or claims against Plazacorp.   Management is not aware of any material non-compliance with environmental laws or regulations with regard to Plazacorp’s portfolio, or of any material pending or threatened actions, investigations or claims against Plazacorp relating to environmental matters.  Plazacorp manages environmental exposures in a proactive manner during every aspect of the property life cycle including extensive due diligence in respect of environmental risk before purchase or development.

PART VI

RELATED PARTY TRANSACTIONS

Notes Payable to Related Parties

Notes payable fall into two categories:

•                  Interest bearing unsecured notes that are advanced from time-to-time to assist in financing property acquisitions and development costs and are retired on funding of interim or long-term debt or upon sale of the property to which the note relates.

•                 Non-interest bearing notes that existed at the time of acquisition of properties in September 2000.  Certain of the notes are owed to parties controlled directly or indirectly by Michael Zakuta.  The notes are repayable on sale or refinancing of the related asset.

	Interest	March 31,	December 31,
(000s)	Rate	2013	2012
		(unaudited)
Non-interest bearing notes:
Entities owned (directly or indirectly), controlled or significantly influenced by Michael Zakuta, President, Chief Executive Officer and Director of the Company	n/a	$261	$261

Bonds and Debentures Held

The Directors directly or indirectly held convertible debentures and mortgage bonds of the Company as follows (stated at face value):

	March 31,	December 31,
(000s)	2013	2012
	(unaudited)
Earl Brewer	$219	$219
Edouard Babineau	350	350
Michael Zakuta	670	670
Stephen Johnson	750	750
Total	$1,989	$1,989

Other key management personnel own $45 thousand in mortgage bonds of the Company at March 31, 2013 (December 31, 2012 - $45 thousand).

Other Related Party Transactions

Two directors, directly or beneficially, hold interests in common with the Company’s 25% interest in the Gateway Mall, Sussex, NB, being Earl Brewer (25%) and Michael Zakuta (21.5%). There are no loans outstanding or fees charged by the related parties as a result of the joint ownership.

TC Land LP, an entity controlled by Michael Zakuta and Earl Brewer, leases nine parcels of land to Plazacorp at a total annual rent of $877 thousand.  The land leases expire at various times from October 2043 to November 2047, subject to options to renew.  All of these land leases have options to purchase, of which one is at a fixed price and the others are at fair market value. The business purpose of the leases was to enhance levered equity returns on the affected assets.

Earl Brewer and Michael Zakuta hold interests in common with the Company’s 10% interest in Northwest Plaza Commercial Trust, the owner of the Northwest Centre, Moncton, NB.  There are no loans outstanding or fees charged by the related parties as a result of the joint ownership.

Plaza Group Management Limited (a wholly-owned subsidiary of Plazacorp) is a party to an aircraft operating agreement with Plaza Atlantic Limited (a company owned by Michael Zakuta and Earl Brewer) with respect to the use and operation of a turbo-prop airplane, used from time to time by Plazacorp to facilitate more timely access to properties across the Corporation’s portfolio, mainly for construction and development.  Costs associated with the use of the airplane for the three months ended March 31, 2013 were $34 thousand (March 31, 2012 - $243 thousand).

Plaza Group Management Limited is a party to an office lease for Plazacorp’s corporate headquarters in Fredericton, NB. The owner of the office building (and counter-party to the office lease) is a company indirectly owned by Michael Zakuta and Earl Brewer.  Basic minimum rent under this office lease is $201 thousand per year.  The lease expires on March 31, 2014.

Plaza Group Management Limited manages certain properties owned directly or indirectly by Michael Zakuta and Earl Brewer, namely 527 Queen Street, Fredericton, NB and 271 Queen Street, Fredericton, NB.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management maintains appropriate information systems, procedures and controls to ensure that information that is publicly disclosed is complete, reliable and timely.  Management is also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A, the Consolidated Financial Statements for March 31, 2013 and all related public filings.

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the TSX Venture Exchange Issuer Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as defined in NI 52-109.  In particular, the certifying officers filing certificates for TSX Venture issuers are not making any representations relating to the establishment and maintenance of:

i)                controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)              a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificate(s).

Investors should be aware that inherent limitations on the ability of certifying officers of a TSX Venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Estimates

Plazacorp’s significant accounting policies are described in its consolidated financial statements.

Management chooses the accounting policies and estimates that it believes are appropriate to fairly report the Company’s operating results and financial position.  Management regularly assesses its critical accounting estimates in light of current and forecasted economic conditions and reviews these estimates with its Audit Committee.  The following outlines the more significant judgments and estimates used in the preparation of the financial statements.

Fair Value of Investment Properties

Investment  properties  include  all  of  the  Company’s  income  producing  commercial  properties,  properties  under development and surplus lands.  Investment properties are recorded at fair value except for properties under development when fair value is not determinable.  Fair value is based on a combination of external appraisals and internal valuations. Significant assumptions and estimates are made in determining the fair value of investment properties, including the normalized level of NOI for a particular property and which capitalization rate to use on each property. External appraisals use a number of different valuation approaches, including a discounted cash flow approach and a direct comparison approach. The discounted cash flow approach discounts expected future cash flows.

Properties Under Development

The Company capitalizes all direct expenditures incurred in connection with the development and construction of properties.  These expenditures consist of all direct costs and direct and indirect borrowing costs on debt attributable to the specific development.  Borrowing costs are reduced by any interest earned by the Company on borrowed funds prior to utilization.

The development period commences when expenditures are being incurred and activities necessary to prepare the asset for its intended use are in progress. Capitalization ceases when substantially all the activities necessary to prepare the asset for its intended use are complete.

Fair Value of Convertible Debentures

In determining the fair value of convertible debentures, the Company must make assumptions regarding credit spreads, share price volatility and bond yields, considering the terms of the convertible debentures and their risk.

Fair Value of Debt

In determining estimates of the fair values of financial instruments, the Company must make assumptions regarding current market rates, considering the terms of the instruments and their risk.  Current market rates are generally selected from a range of potentially acceptable rates and accordingly, other effective rates and fair values are possible.

Financial Instruments

The Company reviews all significant contracts to determine if they contain embedded derivatives.  As of August 1, 2010 the Company had entered into interest rate swaps to fix the rates for two variable rate mortgages.  These swaps are valued quarterly and are recognized at fair value in investments with changes in the fair value reflected in share of profit and associates.  At March 31, 2013, there are no embedded derivatives in the Company’s financial instruments that require separation and measurement.

FUTURE ACCOUNTING POLICY CHANGES

A number of new standards, and amendments to standards and interpretations under IFRS, are not yet effective for the year ending December 31, 2013, and have not been applied in preparing the consolidated financial statements.  Please see Note 3 to the condensed interim consolidated financial statements for further details about future accounting policy changes.

ADDITIONAL INFORMATION

Additional information relating to Plazacorp including the Management Information Circular, Material Change reports and all other continuous disclosure documents required by the securities regulators, are filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed electronically at www.sedar.com or on the Plazacorp website at  www.plaza.ca.

Attached as Appendix A is a chart listing the Company’s properties at March 31, 2013.

APPENDIX A

PROPERTIES OF THE COMPANY(4)

Property	Location	Year Built/ Redeveloped	Gross Leasable Area (sq. ft.)	Ownership Interest (%)	Occupied or Committed as at 31-Mar-13	Major Tenants(1)
Strip Plazas
Les Promenades St. Francois	Laval, QC	1987/2001	54,694	100%	84%	Jean Coutu, Dollarama
Plaza Hotel de Ville	Rivière-du-Loup, QC	1990	20,412	100%	100%	Bouclair, Yellow Shoes
Plaza Theriault(2)	Rivière-du-Loup, QC	1995	25,780	100%	100%	National Bank, SuperClub Videotron
Plaza BBRF	Sherbrooke, QC	2008	20,631	50%	100%	Shoppers Drug Mart
Plaza Boulevard Royal	Shawinigan, QC	1997/2008	128,222	100%	95%	Rossy, Caisse Populaire
Carrefour des Seigneurs(3)	Terrebonne, QC	1992/2004	33,900	25%	86%	Jean Coutu
St. Anne Street Plaza	Bathurst, NB	2006	25,299	100%	96%	Dollarama, Reitmans
St. Peter Avenue Plaza	Bathurst, NB	2006	23,273	100%	100%	Shoppers Drug Mart
Champlain Plaza	Dieppe (Moncton), NB	2005	48,815	100%	100%	Mark’s Work Wearhouse, Shoppers Drug Mart
Boulevard Hebert Plaza	Edmundston, NB	2006	26,689	100%	100%	Shoppers Drug Mart
Victoria Street Plaza	Edmundston, NB	2007	21,875	100%	93%	Reitmans, Dollarama
Dundonald & Smythe	Fredericton, NB	1962/1997	19,779	100%	100%	Dollarama
Empire Plaza(2)	Fredericton, NB	2003	13,743	100%	100%	Dollarama
FHS Plaza	Fredericton, NB	1999	24,274	100%	100%	Cleve’s , Bulk Barn
Main Place(2)	Fredericton, NB	1992/2004	31,416	100%	93%	Shoppers Drug Mart
Nashwaaksis Plaza	Fredericton, NB	1997	55,914	100%	65%	Dollarama
Madawaska Road Plaza	Grand Falls, NB	2005	10,410	100%	100%	Pizza Delight, Tim Horton’s
KGH Plaza	Miramichi, NB	2007	18,969	25%	100%	Shoppers Drug Mart
Miramichi Power Center — 1	Miramichi, NB	2005	38,033	100%	100%	Staples, Mark’s Work Wearhouse
Miramichi Power Center — 2	Miramichi, NB	2005	21,936	100%	100%	Dollarama, Boston Pizza
Boulevard Plaza(2)	Moncton, NB	2004	83,021	100%	100%	Winners, Michael’s
Wedgewood Plaza(2)	Riverview (Moncton), NB	1999	12,768	100%	69%	Dollarama
Crown Street(2)	Saint John, NB	2006	21,764	100%	100%	Shoppers Drug Mart
Exhibition Plaza(2)	Saint John, NB	2004	75,204	55%	100%	Empire Cinemas
Fairville Boulevard — 1	Saint John, NB	2008	57,000	100%	100%	Sobeys
Fairville Boulevard — 2	Saint John, NB	2009	56,698	100%	93%	Bulk Barn, Staples, Dollarama
Major Brook Drive Plaza(2)	Saint John, NB	2005	40,597	55%	100%	Michael’s, Boston Pizza
McAllister Drive Plaza(2)	Saint John, NB	1999	24,921	55%	100%	Cleve’s
SCA Plaza(2)	Saint John, NB	2002	17,517	55%	100%	Great Canadian Dollar Store, Bulk Barn
Main and Western Street Plaza	Sussex, NB	2007	14,300	100%	100%	Dollarama
Connell Road Plaza	Woodstock, NB	2004	19,645	100%	88%	Mark’s Work Wearhouse, Dollarama
303 Main Street Plaza	Antigonish, NS	2005	19,542	100%	92%	Shoppers Drug Mart
Bedford Commons	Bedford (Halifax), NS	2009	72,622	100%	92%	Future Shop, Dollarama
Bedford Commons — 2	Bedford (Halifax), NS	2011	105,327	100%	89%	Winners, Staples, Sportchek
Tacoma Centre	Dartmouth (Halifax), NS	1983/2002	157,936	50%	99%	Sobeys, Dollarama
Tacoma Valley Field	Dartmouth (Halifax), NS	2005	26,817	50%	86%	Shoppers Drug Mart
201 Chain Lake Drive(3)	Halifax, NS	1995/2004	119,320	50%	89%	Home Outfitters
209 Chain Lake Drive(3)	Halifax, NS	1998	89,549	50%	100%	Value Village, Mark’s Work Wearhouse, Dollarama
Joseph Howe Drive Plaza(2)	Halifax, NS	2007	23,599	100%	100%	Shoppers Drug Mart
Staples Plaza	New Glasgow, NS	2001	33,763	100%	100%	Staples
V-8 Plaza(2)	New Glasgow, NS	2004	16,565	100%	100%	Dollarama, Swiss Chalet
Commercial Street Plaza	New Minas, NS	2003	15,342	100%	100%	Swiss Chalet, Penningtons
Granite Drive Plaza	New Minas, NS	2009	86,514	100%	100%	Lawtons, Future Shop, Winners
Silver Fox Plaza	New Minas, NS	2010	42,078	100%	100%	Giant Tiger, Michael’s
North Sydney Plaza	North Sydney, NS	2007	20,372	100%	100%	Shoppers Drug Mart
Welton Street Plaza(2)	Sydney, NS	2004	21,006	100%	100%	Dollarama, Bulk Barn
Robie Street Plaza	Truro, NS	2007	21,890	25%	100%	Shoppers Drug Mart
Pleasant Street	Yarmouth, NS	2005	22,586	100%	100%	Shoppers Drug Mart

Property	Location	Year Built/ Redeveloped	Gross Leasable Area (sq. ft.)	Ownership Interest (%)	Occupied or Committed as at 31-Mar-13	Major Tenants(1)
Starrs Road Plaza	Yarmouth, NS	1976/2005	64,319	100%	100%	Empire Theatres, Dollarama
Belvedere Plaza	Charlottetown, PE	1979/2000	77,459	60%	100%	Mark’s Work Wearhouse, Indigo, The Brick
Spencer Drive Plaza	Charlottetown, PE	2012	95,713	100%	79%	Sobeys, Petsmart
Spring Park Plaza	Charlottetown, PE	1998	49,348	85%	100%	Fabricville, Value Village
UAS Plaza	Charlottetown, PE	2006	23,386	100%	100%	Shoppers Drug Mart, TD Bank
University Plaza	Charlottetown, PE	1977/1998	62,046	43%	85%	Dollarama, Smitty’s, The Bargain Shop
Buchanan Street Plaza	Charlottetown, PE	2012	56,452	100%	81%	ToysRUs, Reitmans
Granville Street Plaza	Summerside, PE	1977/2011	60,957	60%	96%	Dollarama, Mark’s Work Wearhouse
15260 Yonge Street(3)	Aurora, ON	2006	14,177	50%	92%	Dollarama
Scott Street Plaza(3)	St. Catharines, ON	2007	25,709	50%	100%	Shoppers Drug Mart
Bay Roberts Plaza	Bay Roberts, NL	2006	20,468	100%	100%	Shoppers Drug Mart
Conception Bay South Plaza(2)	Conception Bay South, NL	2006	22,980	100%	100%	Shoppers Drug Mart
Kenmount Road Plaza(2)	St. John’s, NL	2006	20,576	100%	100%	XS Cargo, Montana’s
Le Marchant Road Plaza	St. John’s, NL	2007	18,307	100%	100%	Shoppers Drug Mart
Stavanger Drive Plaza	St. John’s, NL	2011	50,563	90%	100%	Best Buy, Petsmart, Montana’s
Sub-total			2,644,787		94.9%
Enclosed Malls
Les Galaries Montmagny	Montmagny, QC	1997/1990	138,725	50%	96%	Maxi, Hart, Uniprix
Les Promenades du Cuivre	Rouyn-Noranda, QC	1987/2003	149,682	100%	100%	Hart, Familiprix, Royal Bank, Staples
Grand Falls Shopping Centre	Grand Falls, NB	1972/2005	133,998	100%	89%	Staples, Shoppers Drug Mart
Village Shopping Centre	St. John’s, NL	1978/2006	427,623	44.5%	89%	Hart, Labels, Dollarama, SportChek, Bed Bath & Beyond
Sub-total			850,028		91.8%
Single Use
Plaza BDP(2), (3)	Deux Montagnes, QC	2007	16,940	37.5%	100%	Shoppers Drug Mart
Bureau en Gros	Granby, QC	2000	25,695	50%	100%	Staples
Plaza TS Magog	Magog, QC	2006	17,452	50%	100%	Shoppers Drug Mart
Plaza Jean XXIII(2), (3)	Trois-Rivieres, QC	2007	16,721	50%	100%	Shoppers Drug Mart
Miramichi West Plaza	Miramichi, NB	2009	18,210	100%	100%	Shoppers Drug Mart
681 Mountain Road	Moncton, NB	2004	19,504	25%	100%	Shoppers Drug Mart
Staples(2)	Saint John, NB	1997	25,293	100%	100%	Staples
Main and Sackville	Shediac, NB	2009	23,652	100%	100%	Shoppers Drug Mart
Main and Victoria	Shediac, NB	2007	10,287	100%	100%	Dollarama
201 Main Street	Sussex, NB	2007	16,915	25%	100%	Shoppers Drug Mart
Central Avenue Plaza	Greenwood, NS	2006	16,989	100%	100%	Shoppers Drug Mart
912 East River Road	New Glasgow, NS	2005	16,912	100%	100%	Shoppers Drug Mart
Kings Road Plaza(2)	Sydney River, NS	2006	16,847	100%	100%	Shoppers Drug Mart
615 King Street(2)	Gananoque, ON	2008	16,619	50%	100%	Shoppers Drug Mart
St. Josephs Boulevard	Orleans (Ottawa), ON	2008	16,799	50%	100%	Shoppers Drug Mart
Dufferin & Wilson (Perth)	Perth, ON	2008	16,782	50%	100%	Shoppers Drug Mart
Civic Center Road	Petawawa, ON	2008	17,036	50%	100%	Shoppers Drug Mart
Port Hope Plaza	Port Hope, ON	2008	22,650	50%	100%	Shoppers Drug Mart
Powell Drive	Carbonear, NL	2012	10,000	100%	100%	Dollarama
Airport Blvd. Plaza(2)	Gander, NL	2008	18,077	100%	100%	Shoppers Drug Mart
Ville Marie Drive Plaza	Marystown, NL	2010	14,580	100%	100%	Dollarama
Torbay & MacDonald(2)	St. John’s, NL	2011	18,550	100%	100%	Shoppers Drug Mart
Sub-total			392,510		100%
Income producing properties			3,887,325		94.7%
Projects Under Development/Redevelopment
Boisbriand	Boisbriand, QC	—	7,300	33%	100%	In Planning
90 Blvd. Tache Ouest	Montmagny, QC	—	—	50%	—	In Planning
Jean Talon(3),(5)	Montreal, QC	—	—	50%	—	In Planning
Magog	Magog, QC	—	53,000	50%	100%	IGA (Sobeys)

Property	Location	Year Built/ Redeveloped	Gross Leasable Area (sq. ft.)	Ownership Interest (%)	Occupied or Committed as at 31-Mar-13	Major Tenants(1)
Bourque & Haut-Bois	Sherbrooke, QC	—	76,391	50%	89%	Dollarama, Metro
Wyse Road	Dartmouth (Halifax), NS		60,979	50%	100%	Sobeys
Commercial Street Plaza — 2	New Minas, NS	—	—	100%	—	In Planning
Champlain Plaza — 2	Dieppe (Moncton), NB	—	—	100%	—	In Planning
Oromocto Mall	Oromocto, NB	1976/2008	86,025	100%	70%	Shoppers Drug Mart, Dollarama
Fairville Boulevard — 3	Saint John, NB	—	—	100%	—	In Planning
Spencer Drive Plaza — 2	Charlottetown, PE	—	—	100%	—	In Planning
Sub-total			283,695		87.8%
Total Excluding Non-Trust and Partnerships			4,171,020		94.2%
Non-Consolidated Trusts and Partnerships
3550 Sources(3)	DDO (Montreal), QC	2006	8,391	10%	100%	National Bank
Centennial Plaza(3)	DDO (Montreal), QC	1979/2008	152,422	10%	96%	Value Village, Jean Coutu
Place Du Marche(3)	DDO (Montreal), QC	1979/2008	35,205	10%	100%	Laurentian Bank, Starbucks
BPK Levis(3)	Levis, QC	1985	89,535	10%	91%	Jeans Depot, Maxidollar, Ressourcerie De Levis
Bureau en Gros	Rimouski, QC	2001	25,771	50%	100%	Staples
CPRDL	Rivière-du-Loup, QC	2007	41,568	50%	100%	Caisse Populaire
St. Jerome(3) (6)	St. Jerome, QC	—	—	20%	100%	In Planning
Plaza des Recollets	Trois-Rivieres, QC	2006	73,730	15%	87%	Winners/Home Sense
Northwest Centre	Moncton, NB	1998/2003	210,859	10%	96%	Zellers, Princess Auto
Shediac West	Shediac, NB	2009	65,842	10%	100%	Canadian Tire, Sobeys
Gateway Mall	Sussex, NB	1978/2008	162,110	25%	97%	Sobeys, Canadian Tire
Main Street Alexandria	Alexandria, ON	2009	17,242	25%	100%	Shoppers Drug Mart
Ottawa Street	Almonte, ON	2010	18,365	25%	100%	Shoppers Drug Mart
Amherstview	Amherstview, ON	2010	18,029	50%	100%	Shoppers Drug Mart
Hastings Street Bancroft	Bancroft, ON	2009	17,538	25%	100%	Shoppers Drug Mart
Manotick(2)	Manotick (Ottawa), ON	2012	27,052	50%	100%	Shoppers Drug Mart
King & Mill	Newcastle, ON	2011	15,134	50%	100%	Shoppers Drug Mart
Scugog Street Port Perry	Port Perry, ON	2010	16,776	50%	100%	Shoppers Drug Mart
Sub-total			995,569		96.1%
Grand Total			5,166,589		94.6%

(1)          Based on square footage.

(2)          Currently subject to land leases.  The land leases for Plaza BDP, Boulevard Plaza, Conception Bay South Plaza, Kenmount Road Plaza, Kings Road Plaza, Joseph Howe Drive Plaza, Plaza Jean XXIII, Airport Blvd. Plaza and 615 King Street all have options to purchase at fair market value.  The V-8 Plaza and Main Place land leases have fixed options to purchase.  All other land leases do not have an option to purchase. Land leases for Plaza BDP, Conception Bay South Plaza, Kenmount Road Plaza, Kings Road Plaza, Joseph Howe Drive Plaza, Plaza Jean XXIII, Airport Blvd. Plaza, 615 King Street and the V-8 Plaza are all with related parties.

(3)          Co-managed by Plazacorp.

(4)          All but 18 of these properties were either developed or redeveloped by the Company.  The 18 that were not developed or redeveloped by the Company consist of Place Du Marche, Northwest Centre, BPK Levis, Plaza Hotel de Ville, Plaza Theriault, Nashwaaksis Plaza, Wedgewood Plaza, Exhibition Plaza, McAllister Drive Plaza, SCA Plaza, 209 Chain Lake Drive, Belvedere Plaza, Spring Park Plaza, University Plaza, Les Galaries Montmagny, Gateway Mall, Bureau en Gros Rimouski and Staples Saint John.

(5)          There is a conditional sale for a portion of the land with an option in favour of the buyer to purchase the remainder.

(6)          This is a non consolidated investment in the planning phase of development.